Exhibit 99.3

Side Letter

The side letter agreement (this “Letter Agreement”) is entered into by the following parties on September 15, 2023:

(1)	MultiMetaVerse Holdings Limited, a company with its shares listed on Nasdaq under the ticker symbol MMV (“MMV”);

(2)	Shanghai Mi Ting Culture and Creative Co., Ltd., a limited liability company incorporated under the laws of China, with the unified credit code of 91310000MA1GEENR56 and the registered address of Room 098, 12F, Tower 1, 588 Zixing Road, Minhang District, Shanghai, PRC (the “Buyer”, together with MMV, “MMV Entities”);

(3)	Mr. Haibing Wang, a Chinese citizen with his Chinese identity number of 342623198009143416;

(4)	Joy Union Holdings Limited, a company incorporated under the laws of the British Virgin Islands, with the company number of 1515697 and the registered address of Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands (“Wang SPV”);

(5)	Mr. Yunpeng Cheng, a Chinese citizen with his Chinese identity number of 230103197705216813 (together with Mr. Haibing Wang, the “Shareholder Plaintiff”); and

(6)	Charming China Limited, a company incorporated under the laws of the British Virgin Islands, with the company number of 1515802 and the registered address of Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands (“Cheng SPV”; together with Wang SPV, “Shareholder Plaintiff SPVs”; “Shareholder Plaintiffs” and “Shareholder Plaintiff SPVs” collectively, “Shareholder Plaintiff Group”).

Each of the foregoing entities individually in this Letter Agreement is referred to as a “Party”, and collectively are referred to as the “Parties”.

WHEREAS,

(A)	on the date of this Letter Agreement, the Buyer entered into an acquisition agreement (the “Acquisition Agreement”) with Orient TM Ruibo Limited and Dongzhengruibo (Shanghai) Investment Center (Limited Partnership) (collectively, the “Controlling Shareholders”), Orient TM Parent Limited (“TM Parent”) and other relevant entities. Pursuant to the Acquisition Agreement, the Buyer and/or its affiliates will acquire 100% equity interest in Shanghai Shengran Information Technology Co., Ltd., Shanghai Taomee Network Technology Co., Ltd. and Shanghai Qidong Information Technology Co., Ltd. (the “Acquisition”).

(B)	on the date of this Letter Agreement, each of Shareholder Plaintiff Group, Controlling Shareholders and other relevant entities entered into a settlement agreement (as amended, supplemented or confirmed from time to time, the “Settlement Agreement”), pursuant to which (i) the Controlling Shareholders shall cause TM Parent to pay Special Dividend to Wang SPV and Cheng SPV according to the terms and conditions set forth in Settlement Agreement, subject to the agreed deduction in Section 1.1.2 of Settlement Agreement; (ii) Shareholder Plaintiff SPVs shall file withdrawal of winding up petition to Cayman Court; and (iii) upon the receipt of 90% of their Special Dvidend by Shareholder Plaintiff SPVs, Shareholder Plaintiffs (as one party) and the Controlling Shareholders and Taomee Group (as the other party) mutually waive any and all claims against the other party, including but not limited to the winding up petitions and the disputes related to the privatization transaction. For avoidance of doubt, the term “Settlement Agreement” in this Letter Agreement does not include this Letter Agreement itself.

(C)	The Parties wish to further agree on specific matters relating to this Acquisition and the Settlement Agreement. Capitalized terms used but not defined in this Letter Agreement shall have the same meanings as in the Settlement Agreement.

NOW, THEREFORE, the Parties accordingly agree as follows:

1.	MMV Entities confirms that it agrees to bear 50% of all the dispute legal expenses deductible by TM Parent under the Settlement Agreement, which is US$75,250. MMV Entities shall pay to Shareholder Plaintiff SPVs such dispute legal expenses on the second release date to Shareholder Plaintiff as agreed in Article 2.3.2 of Settlement Agreement, per the allocation then determined by Shareholder Plaintiffs.

2.	Each MMV Entity undertakes to each Shareholder Plaintiff that, without the prior written consent of the Shareholder Plaintiffs, the Acquisition will not be closed prior to receipt of Special Dividend in full by Shareholder Plaintiffs in accordance with Article 2.3.1 and 2.3.2 of Settlement Agreement (subject to the deductions agreed under the Settlement Agreement), unless this Letter Agreement is terminated in accordance with Section 7(4).

3.	Each MMV Entity undertakes that, within six months of the execution of this Letter Agreement, in case that Shareholder Plaintiff Group has completed all the matters required of it in Articles 1.2.1 and 1.2.2(3) of the Settlement Agreement without any material breach, while TM Parent fails to remit Special Dividends (subject to the deduction in Article 1.1.2 of the Settlement Agreement) to the escrow accounts of the members of the Shareholder Plaintiff Group, provided that the Shareholder Plaintiff Group chooses not to terminate Settlement Agreement, Shareholder Plaintiff Group shall have the following rights:

Upon written notice from the Shareholder Plaintiff Group, which must specify the bank account information and provide necessary supporting documents to demonstrate the completion of matters above (i.e., the signature page and online real-name authentication for registration provided under Article 1.2.2(3)), MMV Entities shall, by itself or by its designated affiliates, pay a cash compensation equivalent to 90% of the Special Dividend to the Shareholder Plaintiff SPVs within ten (10) business days. All Shareholder Plaintiff SPVs shall complete Article 1.2.2(1)(i) of the Settlement Agreement and deliver proof of such completion concurrently with MMV’s irrevocable remittance instructions for the payment of such compensation. Along with the completion of Article 1.2.2(1)(i) under the Settlement Agreement, all Shareholder Plaintiff SPVs shall concurrently deliver to MMV Entities or designated affiliates all the duly signed share transfer documents, with which all Shareholder Plaintiff SPVs transfer all their shares in TM Parent to MMV Entities or designated affiliates at no consideration (including but not limited to instrument of transfer), so that MMV Entities or designated affiliates are able to legally and effectively obtain all the Shareholder Plaintiff SPVs’ shares in TM Parent and update the shareholder register without the further assistance from each member of Shareholder Plaintiff Group (the concurrent remittance, submission of consent orders and share transfer documents, each a “Closing Event”, and collectively, the “Closing”). Prior to the Closing, the Parties shall cooperate to determine the planned Closing time and ensure that the Closing Events to occur concurrently. If the Closing Events do not occur at the same time, the Closing Event(s) occurred will be deemed invalid. After the Closing, once the Cayman Court has approved an order or ruling that the winding up petition submitted by the Shareholder Plaintiffs is revoked, terminated or dismissed, MMV Entities shall, by itself or by its designated affiliates, pay the Shareholder Plaintiff SPVs a cash compensation equivalent to 10% of Special Dividends (subject to the deductions in Article 1.1.2 of the Settlement Agreement) that the Shareholder Plaintiff SPVs are entitled to under the Settlement Agreement. Each member of Shareholder Plaintiff Group undertakes that, from the date on which Shareholder Plaintiff SPVs or other affiliates (if applicable) receives the above cash compensations, the corresponding portion of Special Dividend (subject to the deduction under Article 1.1.2 of Settlement Agreement) is deemed to have been received by them. Each member of Shareholder Plaintiff Group also agrees to make the undertakings and acknowledgement to be made relating to the receipt of 90% or 100% Special Dividend under Settlement Agreement to MMV Entities with effect, and to continue to perform all its unfulfilled obligations under the Settlement Agreement, other than the obligations in Article 1.2.2(2)(i). Each member of Shareholder Plaintiff Group shall irrevocably waive any and all liabilities for the breach of the Controlling Shareholders under the Settlement Agreement (“Controlling Shareholder Default”), and voluntarily waives its rights to claim for loss, terminations or other claims against other Parties relating to Controlling Shareholder Default under the Settlement Agreement (“Shareholder Plaintiff Waiver”), unless the Controlling Shareholders or TM Parent’s affiliates initiate or maintain any claim or other rights assertion against any Shareholder Plaintiff for breach of the terms and conditions of the Settlement Agreement. If Shareholder Plaintiff SPVs receive Special Dividends from TM Parent after their receipt of cash compensation from MMV Entities and/or designated affiliates, Shareholder Plaintiff SPVs shall immediately refund the cash compensation to MMV Entity and/or designated affiliates. Any taxes arise from the compensation payable by Shareholder Plaintiff SPVs shall be borne by MMV.

4.	Each MMV Entity undertakes to Shareholder Plaintiff Group that, if Shanghai Shengran fails to distribute dividends to Taomee Hong Kong to provide TM Parent with the funds for Special Dividends to each Shareholder Plaintiff SPV, or Shanghai Shengran fails to withhold the full amount of dividend related withholding tax (10% of the dividend amount under PRC tax laws), resulting in the Chinese tax authorities’ requirement for any corporate tax relating to the Special Dividend (for avoidance of doubt, cash compensation in Section 3 of this Letter Agreement is not Special Dividend), MMV Entities shall compensate for members of the Shareholder Plaintiff Group for such tax loss within ten (10) business days from the date that Shareholder Plaintiff SPVs deliver the tax statement issued by Chinese tax authorities specifying the tax payable amount. MMV Entities’ undertake to compensate Shareholder Plaintiff SPVs’ tax loss only relates to corporate tax arising from non-compliance of dividend withholding tax in the source of fund of the Special Dividend, and does not include individual income tax or any other taxes by Shareholder Plaintiffs (if any).

5.	disputed shareholder SPV to pay special dividends received by it (for the avoidance of ambiguity, excluding MMV entities and/or their affiliates obtained pursuant to Article 3 of this Letter Agreement (cash compensation paid by the party) to pay corporate income tax (only including the corporate income tax that needs to be paid due to the source of the special dividend not paying the aforementioned withholding income tax in full, but does not include the personal income tax that the disputed shareholder may need to pay or due to other reasons) tax, if any), the disputed shareholder SPV has the right to require the MMV entity to request the MMV entity within ten (10) working days after providing the MMV entity with the relevant written documents issued by the Chinese tax department stating the amount of the tax payable. Provide cash compensation in an amount equal to such taxes payable.

6.	Each MMV Entity shall promptly disclose to the Shareholder Plaintiff Group with the progress of the Acquisition to the best of its knowledge (including but not limited to whether the deposit has been paid in full and on time, and whether any breach of contract has occurred), as well as the status of tax filing and foreign exchange procedures related to the Special Dividends, to the best of its knowledge, and other information related to the performance of the Settlement Agreement reasonably requested by the Shareholder Plaintiffs, provided that such disclosure does not violate MMV Entities’ confidentiality obligations. If the Acquisition is terminated before the Shareholder Plaintiff SPVs receive Special Dividends, each MMV Entity shall immediately notify each Shareholder Plaintiff in writing.

7.	Provided that the Controlling Shareholders have complied with the provisions of the Settlement Agreement, while the Shareholder Plaintiff Group violate Article 1.2.2(1)(i) or 1.2.2(1)(ii) of the Settlement Agreement, resulting in the Cayman Court does not approve the winding-up petition to be withdrawn, terminated or dismissed, or any member of the Shareholder Plaintiff Group violates Article 1.2.3 of the Settlement Agreement, resulting in TM Parent being unable to cancel the shares of TM Parent held by the Shareholder Plaintiff SPVs in accordance with Cayman law or the relevant cancellation is invalid, or any member of Share Plaintiff Group violates Article 1.2.2(1)(iii) or 1.3.2 of the Settlement Agreement and initiates legal proceedings claiming that there is an ownership dispute over the subject equity of the Acquisition (“Material Breach”), upon written notice by MMV Entities to the breaching Shareholder Plaintiff with the factual proof of such Material Breach, the breaching Shareholder Plaintiff shall compensate MMV Entities for a one-off compensation (“Compensation”), which shall equal to the amount determined hereunder, regardless of the then actual losses suffered by the MMV Entities. The Compensation shall be twice the amount of Special Dividends that the breaching Shareholder Plaintiff has received from the escrow account or MMV Entities and/or its affiliates. The upper limit of the Shareholder Plaintiff’s liability for Material Breach (“Liability Limitation”) is the amount of the Compensation. amount of such liquidated damages. In particular, if the cash compensation received by the Shareholder Plaintiff from MMV Entities and/or its affiliates in accordance with Section 3 of this Letter Agreement is zero, once the Shareholder Plaintiff has paid the Compensation in full, MMV Entities, Controlling Shareholders, affiliates within Taomee Group are deemed to irrevocably waive any claim against the Shareholder Plaintiff for breach of Settlement Agreement or this Letter Agreement, which shall be confirmed in writing by all relevant Parties in advance. For the avoidance of doubt, the Shareholder Plaintiff Waiver in Section 3 of this Letter Agreement shall be deemed the Controlling Shareholders’ compliance to the Settlement Agreement. If the Closing in Section 3 has already occurred, the Shareholder Plaintiff’s failure to perform its obligations in Article 1.2.2(2)(i) of the Settlement Agreement which causes TM Parent unable to cancel the shares of TM Parent held by the Shareholder Plaintiff SPVs, shall not be regarded as Event of Default.

8.	Miscellaneous

(1)	Each MMV Entity acknowledges and is aware of that, each member of Shareholder Plaintiff Group enter into the Settlement Agreement based on its trust in the duly execution and performance of the representations and undertakings in this Letter Agreement. If any MMV Entity materially breaches this Letter Agreement, the Commitment Letters and Confirmation Letters provided by each member of Shareholder Plaintiff Group to MMV Entities and/or its affiliates shall be void ab initio and will not be binding on each member of Shareholder Plaintiff Group.

(2)	MMV confirms that, once the Acquisition Agreement is executed, it shall publicly disclose the main text (English translation) of the Acquisition Agreement as well as major update of the Acquisition, in accordance with the listing rules and the advice from its company counsel.

(3)	MMV Entities shall be jointly and severally liable for the undertakings and obligations under this Letter Agreement.

(4)	This Letter Agreement shall become effective from the execution date by the Parties. Unless terminated by the Parties in written consent, this Letter Agreement shall continue to be in effect until the earliest of the following: (1) the termination of the Settlement Agreement pursuant to this Letter Agreement (except the termination solely by Mr. Liqing Zeng or Zeng SPV pursuant to Article 7.3.2 of the Settlement Agreement. In case of the above, Shareholder Plaintiff Group agrees to continue to perform their obligations under the Settlement Agreement in accordance with Article 3); (2) the termination of the Acquisition prior to TM Parent’s remittance of Special Dividend to Shareholder Plaintiffs’ escrow accounts. Such termination will not affect the rights, claims and obligations of the Parties that have arisen under this Letter Agreement, except for Articles 2, 3 and 6 of this Letter Agreement.

(5)	Articles 5, 6, 8 and 9 of the Settlement Agreement shall, with appropriate adjustments, apply to this Letter Agreement as if they were fully set out in this Letter Agreement. Any reference to “this Letter Agreement” be deemed to be references to this Letter Agreement, and any reference to “Parties” shall be deemed to be references to the Parties to this Letter Agreement.

9.	The Parties herby represent and warrant to the other Parties: (i) each Party has full legal capacity to enter into, deliver and perform this Letter Agreement; and (ii) this Letter Agreement has been legally and duly executed and delivered. This Letter Agreement constitutes a valid and legally binding agreement to each Party enforceable against each Party in accordance with their respective terms to which it is a party.

[signature pages to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Letter Agreement to be duly executed as of the day and year first above written.

MultiMetaVerse Holdings Limited			Shanghai Mi Ting Culture and Creative Co., Ltd.

By:	/s/ Yiran Xu		By:	/s/ Peixuan Hu
	Name:	Yiran Xu		Name:	Peixuan Hu
	Title:	Director and CEO		Title:	Director

IN WITNESS WHEREOF, the parties hereto have caused this Letter Agreement to be duly executed as of the day and year first above written.

Mr. Haibing Wang		Joy Union Holdings Limited

By:	/s/ Haibing Wang	By:	/s/ Haibing Wang

IN WITNESS WHEREOF, the parties hereto have caused this Letter Agreement to be duly executed as of the day and year first above written.

Mr. Yunpeng Cheng		Charming China Limited

By:	/s/ Yunpeng Cheng	By:	/s/ Yunpeng Cheng